SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 7)

Under the Securities Exchange Act of 1934

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16252 10 1

(CUSIP Number)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 116,074,637 LIMITED PARTNERSHIP UNITS[1]

	9	Sole Dispositive Power 0 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 116,074,637 LIMITED PARTNERSHIP UNITS[1]

11	Aggregate Amount Beneficially Owned by Each Reporting Person 116,074,637 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 29.6% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

1 This amount includes 73,395 limited partnership units (“Units”) of Brookfield Infrastructure Partners L.P. (the “Partnership”) owned by BIG Holdings L.P. and 176,250 Units owned by BAM Infrastructure Group L.P., each a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield”).  This amount also includes 100,262,992 redeemable partnership units of Brookfield Infrastructure L.P. (“RPUs”) owned by BIP REU Holdings (2015) L.P., a wholly-owned subsidiary of Brookfield, and 15,562,000 RPUs owned by BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield.

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,327,972 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 0 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 3,327,972 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 0 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,327,972 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.8% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) PN

CUSIP No. G16252 10 1		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 119,440,712 LIMITED PARTNERSHIP UNITS

	8	Shared Voting Power 119,402,611 LIMITED PARTNERSHIP UNITS

	9	Sole Dispositive Power 38,102 LIMITED PARTNERSHIP UNITS

	10	Shared Dispositive Power 119,402,611 LIMITED PARTNERSHIP UNITS

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,440,712 LIMITED PARTNERSHIP UNITS

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 30.4% OF THE OUTSTANDING LIMITED PARTNERSHIP UNITS

14	Type of Reporting Person (See Instructions) CO

CUSIP No. G16252 10 1	SCHEDULE 13D

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) to Schedule 13D is being filed to reflect the closing on September 15, 2017 of the previously announced equity offering of the Partnership, which included a concurrent private placement (the “Private Placement”) to Brookfield of 7,423,000 RPUs of Brookfield Infrastructure L.P. (“Holding LP”), which are exchangeable for limited partnership units of the Partnership (the “Units”) under certain circumstances.  The additional RPUs were issued to BIP REU Holdings (2016) L.P., a wholly-owned subsidiary of Brookfield.

Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 7.

Item 2.         Identity and Background

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II and III hereto set forth a list of all the directors and executive officers (the “Scheduled Persons”), and their respective principal occupations, addresses, and citizenships, of each of Brookfield, PVI Management Inc., as general partner of Partners Value Investments LP (“Value Investments”), and Partners Limited (“Partners”), respectively.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby supplemented as follows:

In connection with the Private Placement, Brookfield and the Partnership entered into a subscription agreement, dated as of September 12, 2017 (the “Subscription Agreement”), which provided for the purchase by Brookfield of 7,423,000 RPUs, deliverable at closing on or about September 15, 2017.

Item 4.         Purpose of Transaction

Item 4 of Schedule 13D is hereby supplemented as follows:

The Subscription Agreement provided for the purchase by Brookfield of 7,423,000 RPUs for the purpose of increasing its investment in the Partnership.

Item 5.         Interest in Securities of the Issuer

Items 5(a)—(b) of Schedule 13D are hereby amended as follows:

(a)-(b)                  As of the date hereof, Value Investments may be deemed to be the beneficial owner of 3,327,972 Units, and such Units constitute approximately 0.8% of the issued and outstanding Units based on the number of Units outstanding as of September 15, 2017. Assuming that all of the redeemable partnership units of Holding LP were exchanged for Units pursuant to the redemption-exchange mechanism, as of the date hereof, Brookfield may be deemed to be the beneficial owner of 116,074,637 Units and Partners may be deemed to be the beneficial owner of 119,440,712 Units, and such Units would constitute approximately 29.6% and 30.4%, respectively, of the issued and outstanding Units based on the number of Units outstanding as of September 15, 2017. The Units deemed to be beneficially owned by Partners include 38,102 Units owned by Partners and the Units deemed to be beneficially owned by each of Brookfield and Value Investments. Brookfield may hold the Units directly or in one or more wholly-owned subsidiaries. Partners may be deemed to have shared power (with each of Brookfield and Value Investments) to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units other than 38,102 Units with respect to which it has sole voting and investment power.

CUSIP No. G16252 10 1	SCHEDULE 13D

Item 7.         Material to be Filed as Exhibits.

Exhibit 7	Subscription Agreement dated September 12, 2017 by and between Brookfield Asset Management Inc. and Brookfield Infrastructure L.P.

CUSIP No. G16252 10 1	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:           September 15, 2017

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Adil Mawani
	Name:	Adil Mawani
	Title	Director, Finance

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title	President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

M. Elyse Allan, Director	GE Canada 2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of GE Canada	U.S.A. & Canada

Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chairman of Brookfield	Canada

Angela F. Braly, Director	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.

Richard (Ric) Clark, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Senior Managing Partner of Brookfield	U.S.A.

Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

Marcel R. Coutu, Director	c/o Suite 1700, 335 — 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Corporate Director	Canada

Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former CEO of Vale SA	Brazil

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

V. Maureen Kempston Darkes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281-1023 U.S.A.	Senior Managing Partner of BAM	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner an Chief Financial Officer of BAM	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Former CEO of Endesa, S.A., Chairman of Acerinox, S.A.	Spain

Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics	United Kingdom

Lori Pearson, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Operating Officer of Brookfield	Canada

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore

Sachin G. Shah, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A. and Canada

A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE II

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada

Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada

Brian D. Lawson, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer Brookfield	Canada

Frank N.C. Lochan, Chairman	228 Lakewood Drive, Oakville, Ontario L6K 1B2	Corporate Director	Canada

George E. Myhal, President, Chief Executive Officer and Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Adil Mawani, Director, Finance	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	Director, Finance, Partners Value Investments LP	Canada

Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada

Loretta Corso, Corporate Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator, Brookfield	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada

Brian D. Lawson, Director and President	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Accountant	Canada

Loretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada